Exhibit 99.1

Key Highlights

Corporate Updates

•
Certification of 48C Tax Credit Project: Announced that, on 8 April 2026, the U.S. Government (USG) certified NOVONIX’s Riverside project in connection with the US$103 million tax credit previously allocated under the Section 48C Advanced Energy Project Credit Program. NOVONIX expects to receive the tax credit when the first 11,000 tonnes per annum (tpa) of production capacity is placed in service and confirmed as such to the USG by the Company, provided the capacity is placed in service and confirmed to the USG before 7 April 2028. The nature of these tax credits allows them to be sold to a third party.
•
BTS Divestiture: Entered a binding term sheet to divest the Battery Technology Solutions business, with completion anticipated in Q2 2026. NOVONIX will retain a 15% equity interest in the cathode technology business, maintaining an investment in future commercialization of its proprietary technology.
•
Riverside Expansion: Secured exclusive rights to evaluate the acquisition of ~17.5 acres of land adjacent to the Riverside facility, supporting potential future expansion and operating efficiencies.
•
Annual General Meeting: Completed post-quarter, with all resolutions passed. Nick Liveris resigned from the Board of Directors.
•
Trade Environment: U.S. International Trade Commission determined in a 2-1 split decision that Chinese imports of anode active materials do not materially impede the U.S. industry; existing tariffs of 35% remain in place. In March 2026, the U.S. Trade Representative commenced two Section 301 investigations, which are expected to result in the imposition of tariffs (perhaps including tariffs that benefit NOVONIX) in Q3 2026.

Operations Updates

•
Panasonic Production Timing: Advised second half of 2027 as expected commencement of mass production for Panasonic Energy, reflecting revised qualification timelines.

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Corporate Updates

Government Funding and Incentives

48C Advanced Manufacturing Tax Credit
On 8 April 2026, the U.S. Government certified NOVONIX’s Riverside project in connection with the US$103 million tax credit previously allocated under the Section 48C Advanced Energy Project Credit Program. NOVONIX expects to receive tax credits when the first 11,000 tpa of production capacity is placed in service, provided this occurs before 7 April 2028. These tax credits can be sold to a third party. The certification reflects continued U.S. government confidence in NOVONIX and its role in establishing a domestic synthetic graphite supply chain and was accompanied by supportive commentary from U.S. Representative Chuck Fleischmann, “This certification from the Trump administration is the latest vote of confidence in a mission that has always been bigger than politics.”

Divestiture of Battery Technology Solutions (BTS)
In February 2026, NOVONIX announced that it had entered into a binding term sheet for the proposed divestiture of its Battery Technology Solutions business.

The transaction represents a strategic exit from non-core operations and aligns the Company’s focus on scaling its synthetic graphite production platform in North America.

NOVONIX will retain a 15% equity interest in the cathode technology business. The retained interest provides ongoing investment in the future commercialization of proprietary all-dry, precursor-free cathode synthesis technology.

The transaction remains subject to definitive agreements and customary closing conditions, with completion anticipated in Q2 2026.

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Riverside Expansion In March 2026, NOVONIX announced that it had secured exclusive rights to assess the potential acquisition of approximately 17.5 acres of land adjacent to its Riverside anode materials facility in Chattanooga, Tennessee. The agreement includes a due diligence period of at least 150 days and contemplates a purchase price of US$26.5 million, subject to rezoning to heavy industrial use and other customary conditions.

This adjacent land represents a strategic opportunity to support future expansion at Riverside and may enable consolidation of the Company’s planned 50,000 tpa onto a single site.

The existing plan to reach 50,000 tpa contemplates development across two separate locations in Chattanooga, namely Novonix Riverside and Novonix Enterprise South. This assessment evaluates consolidating the 50,000 tpa build-out into one unified project, which could deliver significant capital savings of more than $200 million, along with several million dollars per year in operational synergies. There is no certainty that the transaction or consolidation will proceed.

Land Acquisition
Under Investigation
NOVONIX Riverside Facility

Figure 1 Adjacent land investigation

Annual General Meeting (Post-Quarter Announcement)
NOVONIX confirmed that its Annual General Meeting (AGM) was completed post-quarter on 15 April 2026, with all resolutions passed.

Nick Liveris retired from the NOVONIX Board of Directors, effective at the conclusion of the AGM, to focus on his other commitments. He was previously the Company’s Chief Financial Officer and transitioned to a non-executive Director in 2024. The Company thanks Nick for his significant contributions and wish him all the best in his future endeavors. The Board remains sharply focused on disciplined execution of the Company’s strategy and on delivering long-term value to shareholders.

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Trade Environment – ITC Determination
In March 2026, the U.S. International Trade Commission determined that imports of anode active materials from China do not materially impede the U.S. industry. As a result, previously proposed antidumping and countervailing duties will not be implemented. However, the 25% tariff under Section 301 of the Trade Act remains in place, and a Section 122 tariff of 10% will remain in place until the second half of July. Additional Section 301 investigations by the U.S. Trade Representative (“USTR”) on excess capacity and forced labor were commenced in March 2026, with results, and potentially new tariffs, expected this summer. NOVONIX has submitted comments to USTR and will testify at hearings in support of the Section 301 investigations.

The policy environment in the U.S. continues to reinforce the importance of developing a domestic supply chain for critical minerals and utilizing tariffs to support that goal. NOVONIX remains focused on advancing its North American production strategy.

Nasdaq Minimum Bid Price Requirement
In March 2026, NOVONIX received notice from Nasdaq that it is not in compliance with the minimum bid price requirement of US$1.00 per ADR for at least 30 consecutive trading days.

The Company has a 180-calendar day period to regain compliance, which requires maintaining a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days.

The notice has no immediate impact on the listing of the Company’s securities, and NOVONIX is evaluating available options to address the requirement, which could include a modification of the ratio of a NOVONIX ADR to the NOVONIX ordinary shares. The current ratio is one ADR to four ordinary shares.

Operations Update

Panasonic Qualification and Production Timing
In January 2026, NOVONIX provided an update on the expected timing for commencement of mass production for its lead battery material customer, Panasonic Energy.

Following the installation and commissioning of all required mass production equipment, the Company continues to progress through final qualification stages. Mass production of battery-grade anode material for Panasonic is now expected to begin in the second half of 2027.

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Figure 2 Blending & Finishing	Figure 3 Agglomeration (Installation in Progress)

Financial Overview

Cash Balance
The Company’s cash balance as of 31 March 2026 was US$57.1 million.

Payments to Related Parties
A total of US$492,000 was paid to Directors and their associates for salary and wages, director fees, and superannuation during the quarter ended 31 March 2026.

Capital Expenditures
The Company invested US$6.8 million in property, plant, and equipment during the quarter ended 31 March 2026, primarily for production assets at its Riverside facility in Chattanooga, Tennessee. The Company is engaged with CMEI (formerly MESC) in connection with its review of the grant and continues to comply with all requests from CMEI.

This announcement has been authorized for release by NOVONIX Chairman,
Mr. Ron Edmonds.

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About NOVONIX

NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials at its Chattanooga, Tennessee headquarters and anode materials operations. NOVONIX is positioned as a supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit www.novonixgroup.com or follow us on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements made regarding anticipated qualification, production and shipping timelines, progress and timing of scaling and commencement of commercial production at the Riverside facility, anticipated production capacity at its facilities, customer demand, job creation, potential offtake, supply, and other agreements, the impacts of economic uncertainty, tariffs, and other legislation on the timely achievement of targets and customer milestones, ability to obtain or maintain and benefit from additional government funding, tax credits, and other support, the anticipated closure of the share sale of BTS and the timeline therefor, the satisfaction of the conditions precedent to the sale, the negotiation and finalization of the definitive agreements, the benefits in retaining equity in the BTS cathode business, the anticipated assessment of the adjacent property and the timeline therefor, the completion and outcome of any due diligence performed, the decision to purchase the property or not, the negotiation and finalization of any definitive agreements, the anticipated key business terms of a sale, , the potential capital savings or operational synergies that may result of an expansion to the adjacent property, the impact of the determinations of the antidumping and countervailing duty investigations and tariffs imposed (or not imposed) on China, the impact or benefit of any additional investigations or tariffs, the evaluation of options to address Nasdaq requirements, the potential modification of the Company’s ADR to ordinary share ratio, continued investment in and efforts to commercialize the cathode synthesis technology, and efforts to help localize and strengthen the

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battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions and long-term energy security.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, its needs and access to additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, the ability to develop and commercialize its cathode process and materials, yields and costs and without substantial delays or operational problems, the ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and legal and regulatory developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data
This Report contains estimates and information concerning the Company’s industry and business, including estimated market share in the markets for its products. Unless otherwise expressly stated, the Company obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is

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derived from internal research. While the Company’s believes that its internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning the Company’s industry and business involve a number of assumptions and limitations. Although the Company is responsible for all the disclosures contained in this Report and it believes the third-party market position, market opportunity, and market size data included in this Report are reliable, it has not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of future performance and the future performance of the industry in which it operates is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and report.

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Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 March 2026

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
1.	Cash flows from operating activities	1,692	1,692
1.1	Receipts from customers
1.2	Payments for	(2,349)	(2,349)
	(a) research and development
	(b) product manufacturing and operating costs	(750)	(750)
	(c) advertising and marketing	(57)	(57)
	(d) leased assets	-	-
	(e) staff costs	(7,832)	(7,832)
	(f) administration and corporate costs	(5,198)	(5,198)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	342	342
1.5	Interest and other costs of finance paid	(439)	(439)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	178	178
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(14,413)	(14,413)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(6,770)	(6,770)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits	(808)	(808)
2.6	Net cash from / (used in) investing activities	(7,578)	(7,578)
3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(21)	(21)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(343)	(343)
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)	(599)	(599)
3.10	Net cash from / (used in) financing activities	(963)	(963)

4.	Net increase / (decrease) in cash and cash equivalents for the period	79,866	79,866
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(14,413)	(14,413)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(7,578)	(7,578)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(963)	(963)
4.5	Effect of movement in exchange rates on cash held	237	237
4.6	Cash and cash equivalents at end of period	57,149	57,149

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	57,149	79,866
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	57,149	79,866

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		492
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages, and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	38,354	38,330
7.2	Credit standby arrangements	-	-
7.3	Other (please specify) – Convertible debentures	35,000	35,000
7.4	Total financing facilities	73,354	73,330
7.5	Unused financing facilities available at quarter end		24
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

•
On 28 October 2025, the Company entered into a Funding Agreement for an additional drawdown of US$40,000,000, net of a 5% discount, of unsecured convertible debentures issued to Yorkville Advisors Global LP. Interest rate is 5% and the debentures are convertible at the holder’s election (refer to ASX Announcement of 28 October 2025). The debentures were fully drawn at 31 March 2026.
•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 31 March 2026 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 31 March 2026. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 31 March 2026, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 March 2026, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 March 2026, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 31 March 2026, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 31 March 2026, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 31 March 2026.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

	The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.
8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(14,413)
8.2	Cash and cash equivalents at quarter end (item 4.6)	57,149
8.3	Unused finance facilities available at quarter end (item 7.5)	24
8.4	Total available funding (item 8.2 + item 8.3)	57,173

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.0

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6

If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date: 29 April 2026

Authorised by:	By the Chairman of the Board
(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

NOVONIX®

ACN 157 690 830

Level 38, 71 Eagle Street
Brisbane, QLD 4000, Australia
novonixgroup.com

1029 West 19th Street
Chattanooga, Tennessee
37408 USA

novonixgroup.com